Mail Stop 3561

April 8, 2008

Via Fax & U.S. Mail

Mr. XiaoLin Liu
Chief Financial Officer
10th Floor, Building A, TongYongGuoJi Center
No.3 Jianguomenwai Road, Chaoyang District, Beijing
China 100101

> **Re: Greater China Media and Entertainment Corp.**
> **Form 10-KSB for the year ended September 30, 2007**
> **Filed January 15, 2008**
> **File No. 000-51781**

Dear Mr. Liu:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant